convertible

Proxy Results - ML Convertible merger into Balanced Capital Fund
1st Meeting Date:September 13, 2000
2nd Meeting Date: October 11, 2000
Record date: July 17, 2000
Update as of October 11, 2000

				Units Voted				Percentage of Total Outstanding Units				Percentage of Units Voted
	Shares Needed	Outstanding									For 50% + 1
Proposal	To Pass	Shares	50 + 1	For	Against	Abstain	Votes Needed	For	Against	Abstain	% Votes Needed	For	Against	Abstain

Proposal for the merger of ML Convertible Fund into Balanced Capital Fund	-34,918	3,771,993	1,885,998	1,920,915	154,261	103,036	-34,917.500	50.93%	4.09%	2.73%	-0.93%	88.19%	7.08%	4.73%

Last Updated on 04/27/2001
By MLMAG